RVeldman@prestongates.com
949-623-3535

September 11, 2006

VIA EDGAR

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

Re:                               Cornerstone Core Properties REIT, Inc.
Registration Statement on Form S-11
File No. 333-121238

Ladies and Gentlemen:

On behalf of Cornerstone Core Properties REIT, Inc. (the “Company”), we are responding to your comment letter to Terry G. Roussel, Chief Executive Officer of the Company, dated September 6, 2006, regarding Post-Effective Amendment No. 3 to the above-referenced Registration Statement.  A responsive Post-Effective Amendment No. 4 has been filed via EDGAR and has been marked to show changes from Post-Effective Amendment No. 3.

Below we have reprinted each of the Staff’s comments and thereunder set forth the related response.

1.                                       COMMENT:  Please file a post-effective amendment that includes the required 3-14 financial statements for the Los Angeles County property acquired on June 28, 2006.  We note that in accordance with your Guide 5, Item 20D undertakings, these financial statements should have been filed by September 1, 2006.  Our position is that sales of your securities pursuant to this registration statement should cease until the post-effective amendment including the required financials is filed and effective.

RESPONSE:  The required financial statements and pro forma financial information for the property acquired on June 28, 2006 have been included in Post-Effective Amendment No. 4 at pages F-35 through F-41.

2.                                       COMMENT: We note from your quarterly financial statements that you paid $14,245 in dividends for the quarter ended June 30, 2006.  We also note that you had net cash used in operating activities of $319,859 for the same period.  Please revise the prospectus to more clearly disclose the source of your dividends.  In particular:

A LAW FIRM                       A LIMITED LIABILITY PARTNERSHIP INCLUDING OTHER LIMITED LIABILITY ENTITIES

1900 MAIN STREET   SUITE 600   IRVINE, CA   92614-7319   TEL: {949} 253-0900   FAX: {949} 253-0902   www.prestongates.com

Anchorage    Beijing   Coeur d’Alene    Hong Kong    Orange County     Portland    San Francisco    Seattle   Spokane    Taipei   Washington, DC

Securities and Exchange Commission
September 11, 2006

•                                          Please disclose the dollar amount of the deficiency and the alternative sources of cash used to fund the dividend.  Alternative sources may include such items as borrowings from related parties, bank borrowings, proceeds from the loan sales, proceeds from equity offerings, etc.

•                                          Please update your risk factors to disclose the excess and the resultant risks.

RESPONSE:  We have included the requested disclosure in the “Risk Factors” section at page 16 of the prospectus and in “Plan of Operation — Liquidity and Capital Resources” beginning at page 73 of the prospectus.

Please do not hesitate to contact me at (949) 623-3535 if you have any further questions or comments concerning this filing.

Sincerely,
/s/ Raymond L. Veldman
Raymond L. Veldman

cc:                                 Terry G. Roussel